

February 17, 2011

Mr. Kenneth A. Lewis
Franklin Resources Inc.
One Franklin Parkway
San Mateo, California 94403

 Re: **Franklin Resources Inc.**
 Form 10-K for the fiscal year ended September 30, 2010
 Filed November 16, 2010
 File No. 1-9318

Dear Mr. Lewis:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2010

Item 6. Selected Financial Data, page 38

 1. We note that you have included operating cash flows in your disclosures. In order for investors to more fully understand your liquidity, please revise future filings to also include investing and financing cash flows. Refer to FRP 202.03.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

 2. Please revise future annual and quarterly filings to include a more specific and comprehensive discussion of the factors that impacted your results. Your discussion should include, but not be limited to, addressing the following factors, where practicable:
    - Please provide a roll-forward of your assets under management by investment objective and include a discussion of significant changes.

- We note you have included a discussion of changes in your effective investment management fee rate. Please revise future filings to quantify and discuss changes in your investment management fee rate by asset class.
- We note you cite several factors that impact your operating revenues such as changes in investment management fees, assets under management and commissionable sales. Please include a more specific and comprehensive discussion of the underlying reasons for changes in these factors and quantify their impact on your results, where practicable.
- We note you cite several factors that impact your expenses such as changes in distribution fees, merit salary adjustments and higher technology costs. Please include a more specific and comprehensive discussion of the underlying reasons for changes in these factors and quantify their on your results, where practicable. In regard to underwriting and distribution and compensation and benefits, please also quantify and discuss changes in these expenses as a percentage of the applicable revenues.

Critical Accounting Policies, page 53
Fair Value Measurements, page 53

3. We note that assets under management are calculated for your sponsored investment products using fair value methods. Please revise future annual and quarterly filings to address the following:
   - Include a discussion of the potential risks and uncertainties associated with your fair value estimates and how they may impact your results.
   - Disclose the total dollar value or percentage of assets under management for which fair value is measured based on Level I, Level II, and Level III.
   - Include a sensitivity analysis that demonstrates the impact that changes in the fair value of your assets under management could have on your results.

Item8. Financial Statements and Supplementary Data, page 64
Consolidated Statements of Stockholders' Equity and Comprehensive Income, page 71

4. Please revise the title of your statement in future filings to reflect that it includes changes in redeemable noncontrolling interests.

Note 1 – Significant Accounting Policies, page 74
Noncontrolling Interests, page 80

5. With a view towards future disclosure, please help us understand the underlying nature of and reasons for the deconsolidation of certain sponsored investment products that are reflected in your statements of stockholders' equity and, as a non-cash item, in your statements of cash flows.

Revenues, page 80

6. Please revise future filings to quantify the amount of revenue recognized from incentive income during each period presented or state such amounts are not material, if applicable.

Note 14 – Commitments and Contingencies, page 100

7. We note your disclosures regarding certain pending legal proceeding, including your disclosure that you cannot predict with certainty the eventual outcome of the lawsuits you disclosed, nor whether they will have a material negative impact on the Company. For each of the lawsuits you have identified, please provide us, and include in future filings, a more specific and comprehensive discussion regarding why you cannot predict whether they may have a material negative impact on the Company and why you cannot determine the amount or range of reasonably possible additional losses. In this regard, please also tell us the amounts and timing of any accrued losses related to each matter.

8. We also note your subsequent disclosures that management is of the opinion that the ultimate resolution of certain matters will not materially affect the Company's business, financial position or results of operations and management's opinion, that an adequate accrual has been made as of September 30, 2010, to provide for any probable losses that may arise from the matters for which the Company can reasonably estimate an amount. Please tell us and clarify in future filing if these disclosures related to all the matters you have disclosed or if they relate to other matters not specifically disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Tricia Armelin at (202) 551-3747, Anne McConnell at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief